UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

MUSCLEPHARM CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

627335102
(CUSIP Number)

4721 Ironton Street, Building A
Denver, CO 90839
(303) 396-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637335102

(1) NAMES OF REPORTING PERSONS:

BRAD J. PYATT

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☒

(3) SEC USE ONLY:

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER:	17,331,668

(8)	SHARED VOTING POWER:	NOT APPLICABLE

(9)	SOLE DISPOSTIVE POWER:	17,331,668

(10)	SHARES DISPOSITIVE POWER:	NOT APPLICABLE

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      17,331,668

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):13.27%

(14) TYPE OF REPORTING PERSON: IN

CUSIP No. 637335102

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of MusclePharm Corporation, a Nevada corporation (the “Company”), with its principal place of business located at 4721 Ironton Street, Building A, Denver, CO 90839.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Brad J. Pyatt, who is hereinafter sometimes referred to as the “Reporting Person.”  Currently, Mr. Pyatt is the Chief Executive Officer, Director and principal shareholder of the Company.  His principal place of business is located at 4721 Ironton Street, Building A, Denver, CO 90839.  His telephone number is (303) 396-6100.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a share exchange agreement, dated February 1, 2010 (the “Share Exchange Agreement”), in connection with a reverse transaction of the Company with Muscle Pharm LLC (the “Merger”), the Reporting Person was issued 12,331,668 shares of Company’s common stock.

An additional 5,000,000 shares of the Company’s common stock were issued to the Reporting Person on October 18, 2010, as bonus compensation.  Such issuance was authorized by the Company’s board of directors.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Company’s common stock resulted from (i) the Merger and (ii) a bonus awarded by the Company’s board of directors.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction; such as a merger reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change of the present board of directors or management of the Company including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board.

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the Company’s common stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person has beneficial ownership of 17,331,668 shares of the issued and outstanding common stock of the Company (the “Common Shares”).  Such amount represents 13.27% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b)	The Reporting Person holds sole voting and dispositive power over the Common Shares of the Company as issued to the Reporting Person.

(c)	Except as disclosed above, the Reporting Person has not effectuated any transaction in the Common Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Share Exchange Agreement and except as described elsewhere herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any officers and directors and any other person, with respect to any securities of the Company,  including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

Exhibit No.	Description

1	Share Exchange Agreement, dated February 1, 2010, by and between Tone in Twenty, Inc. and Muscle Pharm LLC (as filed as Exhibit 2.1 on Form 8-K, filed with the SEC on February 2, 2010

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2011

By:	/s/Brad J. Pyatt
Brad J. Pyatt